FRESCA WORLDWIDE TRADING CORPORATION
7337 Oswego Road
Liverpool, New York 13090

January 31, 2008

VIA EDGAR CORRESPONDENCE
Jay Knight, Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

RE: Fresca Worldwide Trading Corporation; Amendment No. 2 to Form SB-2; Filed October 11, 2007; File No. 333-145882

Dear Mr. Knight:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated October 18, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Summary Financial Information, page 8

1.
We note your response to prior comment 3. As previously requested, please label the December 31, 2006 and 2005 columns as “unaudited” since none of the information presented is covered by the report of the registered public accounting firm.

The December 31, 2006 and 2005 columns have been labeled as “unaudited” as requested.

Depreciation, page 33 and 37

2.
We note your response to prior comment 10. It appears revised your disclosures to change the useful life of your ATM’s from twenty years to a range of three to five years. Please tell us how this change impacted your financial statements. In addition, we note your disclosure on page F-6 that your related assets have a life of five to seven years. Please reconcile these disclosures.

The depreciation on the ATM’s in the financial statements has always been computed with a useful life of seven years. Accordingly, the change in the disclosure in the SB-2A had no impact on the financial statements. The reference to a useful life of three to five years in the SB-2A reflects the estimated remaining useful life as of the date of the SB-2A. The word “remaining” has been added to the disclosure to clarify this point.

3.	Since your depreciation is included in your cost of sales, please place this discussion before your discussion of gross profit.

The discussion of depreciation has been moved under the caption Cost of Revenues and before Gross Profit as requested.

Interest Income, page 35

4.	Please disclose the reason for the increase in interest income. Also, provide this discussion on pages 37 and 39.

The reasons for in the increase in other income have been added to the discussion on pages 37 and 39. The caption has been changed to Other Income from Interest Income to better describe the category.

Liquidity and Capital Resources, page 39

5.
We note your response to prior comment 13, and the revised disclosure on page 40. The statement there that “once we [are a] public reporting company, we anticipate our legal and accounting fees to be substantial” appears at variance with the statement found on the bottom of page 39 that “the preparation and filing of such reports will necessitate additional accounting and legal fees.” Please revise or advise.

The word “not” has been removed from the statement found on the bottom of page 39.

Financial Statements, page 43

6.	Please change the reference from December 31, 2007 to December 31, 2006.

The reference has been corrected.

Report of Independent Registered Public Accounting Firm, page F-2

7.	We note your response to prior comment 21. Please have your auditor revise the report to refer to the periods disclosed in Exhibit 15.1.

The Auditor’s Report included with the Form SB-2/Amendment No. 3 filed concurrently with this set of responses has been corrected to properly refer to the periods disclosed in Exhibit 15.1

8.
We note your response to prior comment 22. Please have your auditor revise the report to state that all information included in these financial statements is the “responsibility” of the management of Fresca Worldwide Trading Corp. Also, revise the report to refer to generally accepted accounting principles in the United States of America,

The Auditor’s Report included with the Form SB-2/Amendment No. 3 filed concurrently with this set of responses has been corrected to properly state that all information included in the financial statements is the “responsibility” of the management of Fresca Worldwide Trading Corp. and the report also properly refers to generally accepted accounting principles in the United States of America.

9.	We note your response to prior comments 12 and 25. Please tell us the nature of the bad debt expense and why it is appropriate to include such expense in professional fees.

The Company did not record a bad debt during the periods reported in its financial statements. The caption of bad debt expense was incorrectly presented in the original financial statements. The expenses were actually professional fees. The financial statements have been revised to include the professional fees in operating expenses.

10.
We note your response to prior comment 26. Please tell us in more detail why the election to expense the cost of equipment eliminated your tax expense in 2006. Also, we are unable to locate the disclosure in the note titled “Income Taxes.”

A note for “Income Tax Expense” has been added to the Notes To The Financial Statements. The Company elected to expense its equipment purchases under IRC Section in 2006 resulting in a deferred tax liability. In 2007 the Company incurred net operating losses which offset the deferred tax liability in full. The financial statements have been revised to reflect the deferred income tax expense in 2006 and its offset due to the operating losses in 2007.

Statement of Stockholders’ Equity, page F-4

11.	We note your response to prior comment 24. Please revise to label the beginning balance and the balance at December 31, 2006 as “audited” and the balance at September 30, 2007 as “unaudited.”

The periods have been labeled audited and unaudited as requested.

12.	Please present the balance as of December 31, 2005.

The balance as of December 31, 2005 is now presented in the Statements of Stockholders’ Equity.

13.	Please refer to the line item, “Purchase of Common Stock.” Replace “Purchase” with “Sale.”

The word “Purchase” has been replaced with “Sale” as requested.

Statements of Cash Flows, page F-5

14.	Please delete the columns for the three month periods ended September 30, 2007 and September 30, 2006. Also, provide a column for the twelve months ended December 31, 2005.

The columns for the three months ended September 30, 2007 and 2006 have been deleted and a column for the twelve months ended December 31, 2005 has been added as requested.

15.
Please refer to the line item “additional paid in capital.” It appears to us that this line item represents the amount over par received in your private placement completed In June of 2007. Please reclassify this amount to “Sale of stock” and delete this line item.

The proceeds from sale of stock have been combined into one line on the Statement of Cash Flows.

16.
We note your response to prior comment 28. Please tell us and disclose the nature of the line item, “Distribution.” We note that the distribution is not reflected in your statement of stockholders’ equity.

The caption “Distribution” was incorrect. The $19,000 was the proceeds from the sales of stock by the Company. The caption has also been corrected on the Statements of Stockholders’ Equity.

Organization and Basis of Presentation, page F-6

17.	We note your response to prior comment 23. Please that you were inactive from December 29, 2003 (date of formation) until February 10, 2006.

The additional disclosure has been added to the Organization and Basis of Presentation note to the financial statements.

Concentration of Credit Risk, page F-6

18.
We note your response to prior comment 30. You continue to disclose that you have “experienced a 15% increase in revenue’s, due to increased locations and improved economic conditions.” We also note that your revenues have decrease for the nine months ended September 30, 2007 as compared September 30, 2006. Please revise or advise.

The statement has been revised and corrected.

Revenue Recognition, page F-7

19.
We note your response to prior comment 31. You state that you receive 100% of the surcharge fees and a percentage of the inter exchange fees. Per page 7, we note that you rebate all or a portion of the surcharge and inter exchange fees on ATM’s owned by third party vendors. As previously requested, disclose your revenue recognition policy for these transactions here and in your critical accounting policcs section on page 34.

The notes to the financial statements for the year ended December 31, 2006 have been revised to disclose the Company’s revenue recognition policies. The Company keeps 100% of the surcharge fees and is paid a percentage of the inter exchange fees by the credit card issuing company. The Company recognizes the net fees received as revenues.

Common Stock, page F-7

20.	It appears to us that you issued 120,000 shares in 2007 and not 2006. Please revise or advise.

The reference has been corrected to state that the shares were issued in 2007 instead of 2006.

Exhibit 15.1

21.	Please have your auditor revise this Exhibit to refer only to the SB-2/A. Also, delete the reference to the Form 10-QSB and the Form S-8 or tell us why the reference is appropriate.

Exhibit 15.1 included with the Form SB-2/Amendment No. 3 filed concurrently with this set of responses has been corrected to properly refer to only the SB-2/A and all references to Form 10-QSB and Form S-8 have been eliminated.